UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NUMBER 1 TO
FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from           to

Commission file number 1-18378

A.                Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PASTEUR 401(k) PLAN

One Discovery Drive

Swiftwater, PA  18370

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVENTIS

67917 Strasbourg CEDEX 9

France

This Amendment to 11-K is filed for the purposes of deleting the Report of Independent Auditors on page 5 (the Report) and the Consent of Independent Accountants, Exhibit 1 (the Consent).   The Report and Consent are hereby deleted.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this amendment to annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PASTEUR 401(K) PLAN

	By:	/s/ Frank Epifano
For the Aventis Pasteur Inc. 401(k)
June 29, 2004		Plan Committee, Plan Administrator